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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 2)*

                       Meridian Point Realty Trust VIII Co.
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                                 (Name of Issuer)

                                 Preferred Stock
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                          (Title of Class of Securities)

                                   589954-20-5
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  June 24, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 589954-20-5
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                1,401,946
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               1,401,946
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,401,946
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     26.5%
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14   TYPE OF REPORTING PERSON*
     OO
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
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CUSIP No. 589954-20-5

     This Amendment No. 2 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting an acquisition of shares of preferred stock, $.001 par value per share (the "Preferred Shares"), of Meridian Point Realty Trust VIII Co. ("Meridian"). Together with the common stock, $.001 par value per share (the "Common Shares"), of Meridian, the Preferred Shares are hereinafter referred to as the "Meridian Shares".

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 to Schedule 13D Statement is hereby amended and supplemented as follows:

     The Preferred Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $600,000 with working capital of the Fund.

Item 4.   Purpose of Transaction.

     Item 4 to Schedule 13D Statement is hereby amended and supplemented as follows:

     On July 20, 1997, Meridian filed a lawsuit in the U.S. District Court for the Northern District of California captioned Meridian Point Realty Trust VIII Co. v. Meredith Partners, Inc. et al. (No. C-97-2230 BZ). The Fund and its sole manager, Richard M. Osborne, are named as defendants in the lawsuit.
Among other matters, Meridian alleges that Section 6.5(a) of Meridian's Bylaws forbids any "person" or persons from owning, directly or indirectly, more than 9.8% of the outstanding Meridian Shares. Meridian further alleges that if Meridian Shares are purportedly acquired by any person in violation of Section 6.5, such acquisition shall be null and void with respect to the excess (the "Excess Shares"), and the Excess Shares shall be deemed acquired by Meridian. Meridian contends that any Meridian Shares owned directly or indirectly and voted at the Meridian annual shareholders on June 13, 1997 (the "Annual Meeting") by the Fund, Mr. Osborne or any other person in excess of 9.8% of the total outstanding Meridian Shares, or 674,619 Meridian Shares, should be considered null and void and not counted for purposes of the Annual Meeting.
In addition, Meridian alleges that the definitive proxy statement of the Committee for a Greater Meridian Point VIII, which solicited Meridian shareholders to vote for a slate of nominees, including Mr. Osborne, and which was distributed in connection with the Annual Meeting (the "Committee Proxy Statement"), contained material misrepresentations in violation of Section 14(a) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

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CUSIP No. 589954-20-5

     Meridian seeks the following: (1) an order declaring that any shares directly or indirectly owned and voted by the defendants in excess of 9.8% of the outstanding shares of Meridian are Excess Shares deemed acquired by Meridian which may not be counted for purposes of the Annual Meeting; (2) an order declaring that the trustees validly elected at the Annual Meeting are as follows: Christopher J. Doherty; Robert H. Gidel; Lawrence P. Morris; Micolyn
M. Yalonis; S. Michael Lucash; Homer McK. Rees; and Mr. Osborne; (3) an order declaring that none of Mr. Osborne, the Fund, nor any other defendant or shareholder is entitled to any dividend or distribution on any Excess Shares owned by any of them on the applicable record date set by Meridian for such dividends or distributions; (4) an order declaring that the Committee Proxy Statement was drafted by, approved or ratified by the all defendants and contained material misrepresentations in violation of Section 14(a) of the Exchange Act; (5) an injunction against further attempts by the defendants to violate the 9.8% ownership restriction in the Meridian Bylaws; and (6) judgment for costs of the lawsuit, including attorneys' fees.

     As previously reported by the Fund in its original Schedule 13D Statement filed with the Securities and Exchange Commission (the "SEC") on May 23, 1997 and in its Amendment No. 1 to Schedule 13D Statement filed with the SEC on June 6, 1997 ("Amendment No. 1"), the Fund reserved the right to challenge the legality of Section 6.5 of Meridian's Bylaws. Although Mr. Osborne and the Fund are pleased that the lawsuit filed by Meridian recognizes that Mr. Osborne was duly elected to the Board of Directors of Meridian, Mr. Osborne and the Fund will contest all the charges made by Meridian in its lawsuit vigorously, and as necessary, will challenge the legality of Section 6.5 of the Bylaws.

Item 5.   Interest in Securities of the Issuer.

     Item 5 to Schedule 13D Statement is hereby amended and supplemented as follows:

     (a) According to the most recently available filing with the SEC by Meridian, there are 5,273,927 Preferred Shares outstanding.

     The Fund beneficially owns 1,401,946 Preferred Shares, or approximately 26.5% of the outstanding Preferred Shares. As sole manager of the Fund, Mr. Osborne may be deemed, under Rule 13d-5(b) promulgated by the SEC, to beneficially own all such Preferred Shares. Neither the Fund nor Mr. Osborne owns any Common Shares. The Fund and Mr. Osborne believe that the ownership of Preferred Shares complies with all applicable law, including provisions of the Internal Revenue Code of 1986, as amended, applicable to REITs, such as Meridian.

     (b) Mr. Osborne, as sole manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Preferred Shares owned by the Fund.

     (c) Since the filing of Amendment No. 1, the Fund purchased 73,000 Shares for $8.00 per Share from Meredith Partners, Inc. on July 24, 1997.

     (d)  Not Applicable.

     (e)  Not Applicable.


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CUSIP No. 589954-20-5


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: August 1, 1997                   TURKEY VULTURE FUND XIII, LTD.


                                        By: /s/ Richard M. Osborne
                                           ---------------------------
                                           Richard M. Osborne, Manager